Exhibit 99.1

AMEX:ROY	NR 08-10
TSX:IRC	August 14, 2008

INTERNATIONAL ROYALTY CORPORATION

 REPORTS SECOND QUARTER RESULTS

DENVER, COLORADO – August 14, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company" or “IRC”) today reported its second quarter 2008 financial results.  All figures are unaudited and in United States dollars unless otherwise noted.

Quarterly Highlights

Royalty revenues were $8,610,000 for the second quarter of 2008, a decrease of $4,597,000 from the same period last year.  An increase in royalty revenues from the Southern Cross and Meekatharra gold mines of $113,000 and $51,000, respectively, were offset by a decrease of $4,741,000 in gross revenues from the Voisey’s Bay nickel-copper-cobalt mine which is attributed to the significant drop in nickel prices from 2007 levels.

The Voisey’s Bay royalty payment during the second quarter of 2008 was based on total contained nickel in concentrates of approximately 30.5 million pounds, compared to approximately 29.7 million pounds for the second quarter of 2007.  The increase in paid production was offset by a sharp decrease in the average price of nickel during the quarter from $21.10 per pound in the second quarter of 2007 to $12.93 per pound in the second quarter of 2008. These quarterly royalty revenues do not include revenues derived from the copper concentrates produced during the corresponding period due to seasonal transportation schedules.  The copper concentrates produced during this period typically are reflected in the third and fourth quarter royalty revenues.

Net earnings during the quarter were $927,000, or $0.01 per share, compared to $2.4 million, or $0.04 per share in 2007.

Cash flow from operations decreased from $6,642,000 in the second quarter of 2007 to $(467,000) during the second quarter of 2008.  This decrease in cash flow was primarily due to an income tax payment of $7,502,000 paid during the second quarter of 2008.

Six Month Highlights

For the six months ended June 30, 2008, royalty revenues decreased $4,492,000 to $18,893,000 as compared to $23,385,000 for the same period in 2007.  An increase in royalty revenues from the Southern Cross and Meekatharra gold mines for the six months ended June 30, 2008 of $272,000 and $93,000, respectively, were offset by a decrease of $4,848,000 in gross revenues from the Voisey’s Bay nickel-copper-cobalt mine.

The Voisey’s Bay royalty payment during the six months ended June 30, 2008 was based on total contained nickel in concentrates of approximately 68.4 million pounds, compared to approximately 56.7 million pounds for the same period in 2007, an increase of 20.7%.  The increase in paid production in 2008 was offset by a decrease in the average price of nickel during the quarter from $18.96 per pound in the second quarter of 2007 to $12.63 per pound in the second quarter of 2008, a decrease of 33.4%.

Net earnings during the first six months of 2008 were $3,338,000, or $0.04 per share, compared to $6,860,000, or $0.07 per share in 2007.

Cash flow from operations decreased from $11,608,000 in 2007 to $5,931,000 in 2008.  This decrease in cash flow was primarily due to an income tax payment of $7,502,000 paid during the second quarter of 2008.

Summary of Financial Information

($ thousands, except per share data, unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Statement of Operations
Royalty revenues	$8,610	$13,207	$18,893	$23,385
Earnings from operations	2,198	6,151	4,998	9,843
Earnings before income taxes	1,465	3,585	4,713	6,860
Net earnings	927	2,380	3,338	4,545
Basic net earnings per share	0.01	0.04	0.04	0.07
Diluted net earnings per share	0.01	0.03	0.04	0.07

Statement of Cash Flows
Cash provided by (used in) operating activities	$(467)	$6,642	$5,931	$11,608

			June 30, 2008	December 31, 2007
Balance Sheet
Total assets			$379,653	$384,482
Shareholders’ equity			298,003	295,679

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)			Payable Metal Production (1)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine	Commodity	Royalty	2008	2007	2008	2007

Williams	Gold	0.25% NSR	31	53	69	117

Southern Cross	Gold	1.5% NSR	37	37	73	75

Meekatharra	Gold	0.45% NSR	13	-	24	-

Voisey’s Bay
	Nickel	2.7% NSR	30,504	29,698	68,460	56,703
	Copper	2.7% NSR	8,629	5,059	42,486	17,677
	Cobalt	2.7% NSR	1,551	1,222	3,121	2,316

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

	Revenue (thousands)
	Quarter Ended June 30,		Six Months Ended June 30,
Mine	2008	2007	2008	2007

Williams	$ 69	$ 89	$ 156	$ 191

Southern Cross	478	365	1,007	735

Meekatharra	51	-	93	-

Voisey’s Bay	7,986	12,727	17,584	22,432

Average metal prices realized (in US$) (unaudited)
	Quarter Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Gold, per ounce	$ 851	$ 660	$ 912	$ 654
Nickel, per pound (1)	12.93	21.10	12.63	18.96
Copper, per pound (1)	5.00	3.31	3.09	2.68
Cobalt, per pound (1)	47.17	27.54	46.55	26.99

(1)

Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR, EDGAR and on the Company’s website at www.internationalroyalty.com.

IRC invites you to participate in its conference call to discuss second quarter results.

The Company will host this conference call on Monday, August 18, 2008 at 1:00 PM (EDT) / 11:00 AM (MDT).

To participate in the conference call, please dial 647-427-3411 or North American toll free

1-888-241-0326, at least five minutes prior to the scheduled start of the call.

A replay of the conference call will be available as of 3:00 PM (EDT) / 1:00 PM (MDT) August 18, 2008 to September 18, 2008.  Please dial 1-800-677-8849 or 402-220-1454 and enter the following access code 50295931.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds approximately 80 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com